September 26, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins

Re:	Golden Star Resources Ltd.
Form 40-F for the Year Ended December 31, 2013
Filed March 25, 2014
File No. 001-12284

Dear Ms. Jenkins:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated September 16, 2014, regarding the Company’s Form 40-F as filed on March 25, 2014.

For the convenience of the Staff, we have transcribed the comment being addressed and the Company’s response to the comment in sequence.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1 – Annual Information Form

Consolidated Mineral Resources and Mineral Reserve Estimations, page 32

Comment:

1.	We note your response to comment one from our letter dated July 29, 2014. Please tell us the specific tonnes and grade of your proven and probable reserves for the Prestea Underground project as calculated at the lower gold price of $1300 per ounce.

Response:

The specific tonnes, grade and ounces of the proven and probable reserves for Prestea Underground (“PUG”) in the Company’s December 2013 Mineral Reserve Estimate for PUG, at the lower gold price of $1,300 per ounce, is reported as follows:

* * * * *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7344.

Sincerely,

/s/ Michelle Shepston

Michelle Shepston
for
DAVIS GRAHAM & STUBBS LLP

cc:	Myra Moosariparambil
Nasreen Mohammed
John Coleman
André van Niekerk